[LETTERHEAD OF NEW GOLD INC.]

September 12, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	New Gold Inc.

Form 40-F for the Fiscal Year Ended December 31, 2005

Filed March 29, 2006

File No. 001-31722

Ladies and Gentlemen:

This letter from New Gold Inc. (the “Company”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated September 5, 2006 from Karl Hiller, regarding the above-referenced Annual Report on Form 40-F. For your convenience, each response follows the sequentially numbered Comment copied from your letter of September 5, 2006. As noted in the responses below, the Company intends to file Amendment No. 1 to the Form 40-F (as so amended, the “2005 Form 40-F/A”) shortly following this letter, to incorporate its responses to your Comments.

Form 40-F for the Fiscal Year Ended December 31, 2005

Financial Statements, Exhibit 2

General

Comment (1):

Please paginate the financial statements that are included in your filing.

Response (1):

The Company will paginate the financial statements to be included in the 2005 Form 40-F/A.

Auditors’ Report

Comment (2):

We see that your current auditors make reference to and express reliance upon the report of your prior auditors in extending audit coverage to your 2003 financial statements. However, your filing does not appear to include the related report of your prior auditors,

U.S. Securities and Exchange Commission

September 12, 2006

or their corresponding consent for inclusion of their report in your filing. If you are able to obtain permission from your prior auditors to include their audit opinion covering fiscal 2003 in your filing, you will need to amend your filing to include that report, and their corresponding consent to comply with General Instruction D(9) of Form 40-F.

Response (2):

The Company will include the report of its prior auditors with respect to its 2003 financial statements, as well as the corresponding consent, in the 2005 Form 40-F/A.

In connection with the above responses, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter responds to all comments contained in Mr. Hiller’s letter of September 5, 2006. If you have any questions, please do not hesitate to call the undersigned at (416) 977-1067.

Very truly yours,

New Gold Inc.

By:	/s/ John Pitcher
John Pitcher
Corporate Counsel and Secretary

cc:	Mr. Donald F. Delaney

Mr. Karl Hiller

Mr. Chris Bradbrook